Filed by AirTran Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

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SPREADING
LOW FARES
FARTHER
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INFLIGHT INTERNET

Free Inflight Wi-Fi is Here for All Crew Members

Gogo and AirTran are bringing free Wi-Fi to all Crew Members from September 1 through October 31.

IN THE COMMUNITY



AirTran Airways and city of Atlanta Agree to Seven-Year Lease

Long-term lease brings economic certainty and sets platform for airline's growth

IN THE COMMUNITY, VIDEOS



Pilots and Flight Attendants Take to the Pool

AirTran Begins Process of Equipping 737s for Extended Over-water Operations

VIDEOS



Florida Governor Charlie Crist Join AirTran in Unveiling of new System Operations Control (SOC) Center

Airline Also Announces New Pilot Base in Our Hometown of Orlando

AirTran Airways Opens State of the Art Operations Center



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Two Great Airlines Join Forces: AirTran Airways Agrees to Acquisition by Southwest Airlines.


SPREADING
LOW FARES
FARTHER

- **Read the full story**

Questions about how Southwest Airlines and AirTran Airways are creating new opportunities for our Crew Members?


SPREADING
LOW FARES
FARTHER

For more information, read the Fact Sheet and the Q&A.

AirTran Airways Opens State of the Art Operations Center



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Two Great Airlines Join Forces: AirTran Airways Agrees to Acquisition by Southwest Airlines.


SPREADING
LOW FARES
FARTHER

Two great airlines renowned for bringing low fares and fun back to travel are joining forces. For more than 40 years Southwest Airlines has been synonymous with great value and excellent service, while AirTran Airways has been bringing high-quality, low-cost service to cities around the nation and beyond for the past 17 years.

Now Southwest Airlines and AirTran Airways are creating new opportunities for our Crew Members, shareholders, customers and the communities we serve.

For more information, read the Fact Sheet and the Q&A.

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AirTran Airways Opens State of the Art Operations Center



Take an inside look at the newest operations center in the airline industry on the night it came to life.

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What Would You Like to See Next on Inside AirTran?

- A Story on a Major Upgrade to our all-Boeing fleet.
- The Triumphant Return of the Cows!
- A New Spotlight on a Behind the Scenes Job.
- An Announcement on an Exciting New Destination.

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Fact Sheet

We are Spreading Low Fares Farther

- Ability to spread more Low Fares to more Consumers
- Significant network expansion
- Opportunity to serve smaller markets
- Access to near-international destinations
- Strengthened low-fare network
- Enables better response to economic conditions and competitive challenges of the airline industry
- Combined network provides improved opportunity for growth

Airline

	SOUTHWEST	AirTran
Stock Symbol	LUV	AAI
Date founded	June 18, 1971	October 26, 1993
Headquarters	Dallas, Texas	Orlando, Florida

People

	SOUTHWEST	AirTran
Employees (FULL TIME EQUIVALENT)	34,636	8,083
Top Management	Gary Kelly Chairman, President & Chief Executive Officer	Robert L. Fornaro Chairman, President & Chief Executive Officer
	Ron Ricks Executive Vice President Corporate Services	Klaus Goersch Executive Vice President, Operations & Customer Service
	Michael Van de Ven Executive Vice President & Chief Operating Officer	Stephen Kolski Executive Vice President, Corporate Affairs
	Robert E. Jordan Executive Vice President Strategy & Planning	Steven A. Rossum Executive Vice President & General Counsel

©2010 Southwest Airlines Co.

www.lowfaresfarther.com | 1

People (Union & Non-union Representation)

	SOUTHWEST		AirTran	
Workgroup	Non-union	Union	Non-union	Union
Customer Service Agents		2,753 / IAM	3,075 (Reservations & Customer Services Agents inclued)	
Reservations				
Dispatchers		179 / TWU 550		72 / TWU
Flight Attendants		9,631 / TWU 556		1,998 / AFA
Flight Instructors		69 / TWU 557	26	
Flight Simulator Technicians		22 / IBT		
Maintenance (+A/C Appearance Techs)		1,949 / AMFA		357 / IBT
Pilots		5,864 / SWAPA		1,532 ALPA
Ramp, Ops & Provisioning		7,545 / TWU 555		
Stock Clerks		169 / IBT		47 / IBT

Fleet

	SOUTHWEST	AirTran
Active Aircraft (As of September 27, 2010)	547	138
Specialty Aircraft	Arizona One California One Florida One Illinois One The June M. Morris Lone Star One Maryland One Nevada One New Mexico One Nolan Ryan Express Shamu Silver One Slam Dunk One The Spirit of Hope The Spirit of Kitty Hawk Spirit One Tinker Bell One Triple Crown One	Colts One Falcons One Ravens One Brewers One Magic One Harry Potter One

A Closer Look: Fleet

SOUTHWEST
Boeing 737-300: 173
Boeing 737-500: 25
Boeing 737-700: 349 = **547 total**

AirTran
Boeing 717-200: 86
Boeing 737-700: 52 = **138 total**

2 | www.lowfaresfarther.com

At A Glance

	SOUTHWEST	AirTran
2009 Revenues (In millions)	$10,350	$2,341
2009 O&D Revenue Passengers	approximately 86 million	nearly 20 million
2009 Load Factor	76.0%	79.8%
2009 Departures	1,125,111	251,694
Airports Served (As of September 2010)	69	70

Awards & Programs

	SOUTHWEST	AirTran
Recent Notable Awards	• Airline of the Year" by the Express Delivery & Logistics Association *(XLA), 2010* • Best Value, Best Consumer Ontime Estimates, and Best Luggage Policy of all domestic airlines - *Zagat, 2009* • Leader in Corporate Social Responsibility - *Boston College Center for Corporate Citizenship & Reputation and Institute, 2009* • Most Admired Airline - *FORTUNE Magazine, 2009* • Southwest Airlines Cargo Earns 2009 Quest for Quality Award, *Logistics Management magazine, 2009* • "Ranked #1 Most Reliable Airline for dependability" *Forbes Magazine, 2008* • "Readers' Choice Award for Best Airfare Prices" *SmarterTravel, 2009* • "Ranked #1 Friendliest Airline" *TIME.com, 2008*	• FAA Aviation Maintenance Technician Diamond Award of Excellence, *August 2010 (14th year of winning)* • Selected Best Value Airline by *Smarter Travel, 2010* • Air Transport World Market Leadership Award, *2009* • Airline Quality Rating – Top-ranked Carrier, *2008* • Airline Quality Rating – Top-ranked Low-Cost Carrier, *2009 2010* • Travelzoo – Best Provider of Domestic Air Fare Deals, *March 2009* • Marketing Sherpa's 2009 Email Awards competition • Airline Quality Rating 2008– Top-ranked airline, *April 2008* • *PRWeek* Award for Best Use of Internet Media, with C-K PR, *March 2008* • *Entrepreneur Magazine*'s Best Airline Value, *2005-2006*
Community Programs	• Adopt-A-Pilot • LUV Classic • National Hispanic Cultural Center • Ronald McDonald House Charities • Share the Spirit	• March of Dimes • Habitat for Humanity • American Cancer Society • Make-A-Wish Foundation • Hands On Atlanta
Frequent Flyer Program	Rapid Rewards	A+ Rewards

www.lowfaresfarther.com | 3

Fun Facts

SOUTHWEST	AirTran
• Largest airline in the world by boarded number of originating passengers boarded (as of 2009) • Third-largest passenger fleet of aircraft among all of the world's commercial airlines • Has carried more passengers than any other U.S. airline since August 2006 for combined domestic and international passengers according to the U.S. Department of Transportation's Bureau of Transportation Statistics • 37 consecutive years of profitability, a record unmatched in aviation history	• AirTran was the first major airline to have wi-fi installed on all aircraft. • AirTran launched XM Satellite Radio in 2005 with Elton John's image on the side of the aircraft. • AirTran has a great partnership with The Coca-Cola Company and serves more Coca-Cola products (19 brands) than any other airline. • Comedian Mark Malkoff lived on an AirTran aircraft for one month and earned a Guinness World Record by taking more than 130 flights. • AirTran renamed one of its Boeing 717s "AirTranica" in honor of Danica Patrick's first Indy Racing League win.





Top 10 Cities

Rank (Number of daily departures as of September 2010)	SOUTHWEST		AirTran		Combined	
1	Las Vegas	224	Atlanta	202	Las Vegas	230
2	Chicago (Midway)	216	Baltimore/ Washington	51	Chicago (Midway)	228
3	Phoenix	178	Orlando	43	Baltimore/ Washington	222
4	Baltimore/ Washington	171	Milwaukee	32	Atlanta	202
5	Denver	144	Boston	20	Phoenix	180
6	Houston (Hobby)	130	LaGuardia	19	Denver	148
7	Dallas (Love Field)	128	Tampa	128	Houston (Hobby)	135
8	Los Angeles	115	Indianapolis	15	Orlando	132
9	Oakland	109	Ft. Lauderdale	13	Dallas (Love Field)	128
10	San Diego	95	Chicago (Midway)	13	Los Angeles	121

4 www.lowfaresfarther.com

SOUTHWEST airTran Strengthened Low-Fare Network Seattle /Tacoma Spokane Portland Manchester Portland Minneapolis/St. Paul Albany Hartford/ Springfield Boston Boise Rochester Providence Rapids Grand Buffalo/Niagara New York White Plains Milwaukee (LaGuardia) Flint Des Moines Detroit Cleveland Allentown/ Long Island Harrisburg Bethlehem Newark(2) Sacramento Reno/Tahoe Salt Lake City Moline/Quad Cities Chicago Akron/Canton Philadelphia Atlantic City Omaha (Midway) Pittsburgh Baltimore / Washington Columbus San Francisco Oakland Bloomington/Normal Washington, D. C. (Reagan) San Jose Dayton Washington, D.C. (Dulles) Denver Indianapolis Charleston Kansas City Lexington Richmond Newport News / Williamsburg St. Louis Norfolk Louisville Las Vegas Wichita Branson Raleigh/Durham Knoxville Burbank Tulsa Nashville Asheville Charlotte Memphis Ontario Albuquerque Los Angeles Greenville-Spartanburg(3) Orange County (Santa Fe Area) Oklahoma City Little Rock Huntsville Phoenix Charleston(3) (4) Amarillo Tunica San Diego Atlanta Birmingham Lubbock Dallas/ Jackson Tucson Ft. Worth(1) Dallas El Paso Midland/Odessa (Love Field)(1) Jacksonville Gulfport/Biloxi Panama City Beach Houston (Hobby) New Orleans Pensac ola Austin Orlando San Antonio Tampa Sarasota / Bradenton West Palm Beach MEXICO Ft. Myers/Naples Ft. Lauderdale Corpus Christi Miami Harlingen/South Padre Island Key West Nassau Cancun Southwest Service AirTran Service Overlap Service San Juan Punta Cana (4) (1) During transition period service to continue at both Dallas Love Field and Dallas /Ft. Worth Montego Ba y (2) Service to Newark, NJ coming 2011 pending approvals (3) Serviceto Charleston, SC and Greenville-Spartanburg, SC coming 2011 (4) Service to Puna Canta coming February 2011 • Overlap markets represent less than one percent of total industry domestic available seat mile capacity. Aruba Additional Information & Disclaimers Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4000. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5600. Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions and variations thereof. Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth and competitive position; (iii) its Customer experience; (iv) its future operations, including fleet plans; and (v) its results of operations, including expected synergies and earnings and cash flow impact. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations. Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof. w w w . l o w f a r e s f a r t h e r. c o m

AirTran Airways Crew Member Q&A

This morning, AirTran Holdings, Inc., the parent company of AirTran Airways, publicly announced that it has entered into a definitive merger agreement to be acquired by Southwest Airlines with the intent of merging the two airlines, combining operations and building the strongest and most diverse low cost, low fare airline network in the world. Over the next several weeks we will provide more information as it becomes available. The following discussion is intended to address many questions that you may have now. More information is available at www.lowfaresfarther.com and www.insideairtran.com.

How much did Southwest Airlines agree to pay for AirTran?

Under the definitive agreement, AirTran shareholders will receive between $7.25 and $7.75 in consideration per share of AirTran common stock subject to certain conditions based on the Southwest share price at closing. Currently, the transaction price would be $7.69 in cash and stock for all outstanding shares of AirTran Holdings, Inc, subject to regulatory review and approval of shareholders. This price is a 71 percent premium to the average share price of AirTran over the past 30 days and is valued at more than $1.37 billion in equity based on more than 178,000,000 outstanding shares. Including existing AirTran Holdings, Inc., indebtedness and capitalized aircraft operating leases, the aggregate transaction value is approximately $3.42 billion.

Why is Southwest Airlines purchasing AirTran Airways?

We firmly believe that both AirTran Airways and Southwest Airlines are stronger together and can accomplish more growth faster than either can on its own. The Crew Members and shareholders of both companies, as well as the customers and communities we serve, will benefit from a stronger and more competitive airline network.

For nearly 40 years, since its first flight on June 18, 1971, Southwest has been the most consistently profitable and successful airline in the U.S. AirTran, while a younger company, has been one of the most successful and celebrated airlines over the past decade. Southwest’s interest in acquiring AirTran is a testament to that success, and a tribute to accomplishments that we have collectively achieved through hard work and excellent service to our customers. We view this as the combination of two great airlines, each with unique strengths, each focused on creating value and providing excellent service to our customers. This combination will create an even stronger airline based on the principles, values and culture of two very successful companies.

For more information on the transaction, go to www.lowfaresfarther.com. Be sure to watch Gary Kelly, Southwest Airlines’ chairman, president and chief executive officer’s video.

Why are we agreeing to be acquired?

We have had conversations with Southwest over the years about a number of possible marketing alliances and more recently they proposed a potential merger. It is the result of these discussions and in-depth analysis that we determined Southwest’s offer to acquire our company and merge operations is in the best interest of our shareholders, Crew Members and the communities we serve. We strongly believe that together we can accomplish more, grow more efficiently, create more jobs, and realize more value, with more certainty and security together than either AirTran or Southwest can do independently.

Is this a done deal? What are the next steps?

There are a number of approvals required to complete the transaction, most notably a review by the Department of Justice and other regulatory approvals, followed by shareholder approval. There are no assurances on how long each step will take, but we believe this will occur and the transaction will be completed in the first half of 2011. Until close of this transaction, we will continue to operate as independent companies.

How long before the companies combine?

The schedule for integration of operations, along with numerous other details, will be worked out in the months to come. This will be an extensive process and may take up to two years to complete. An Integration Team will be formed in the coming weeks that will bring together counterparts from each airline to meet and discuss best practices around such things as Safety, Customer Experience, Culture, fleet and technology with an objective to develop the best plan to integrate efficiently and effectively. This integration team will be led by a five member board with leadership from both companies. Loral Blinde, Senior VP human resources and administration, will be among our representatives on the integration board.

How will this affect me and my job?

Initially and for some period of time, today’s announcement will have no impact on your current responsibilities. We all need to stay focused on delivering excellent service and running the industry leading operations that put us at the top of the Airline Quality Ratings (AQR). Eventually the combination of AirTran and Southwest will create new expansion possibilities and accelerate growth opportunities across the combined network. This growth will naturally create new jobs and advancement opportunities across both networks. It is worth noting that both AirTran and Southwest are lean operations and not overstaffed – a growing company will need more people, not less.

Will this acquisition result in layoffs?

The combination of the two airlines will result in additional employment opportunities as the combined airline continues to grow and expand the Southwest network. In its nearly 40 year history, even during the most recent financial crisis, Southwest has remained profitable and has never had layoffs.

We have been assured that the vast majority of AirTran Crew Members will have the opportunity to continue their careers at Southwest. Most AirTran Crew Members will continue in their existing roles, at their existing location, but some of the opportunities with Southwest may require a change of location. The process of regulatory review and approvals leading to closing will take quite a while – it will be well into next year before these determinations can be made.

What about headquarters and staff functions?

While we know the principle headquarters functions will be in Dallas, we should not make any assumptions, nor rule out the need for other staff functions in Orlando or Atlanta.

What about pay scales, benefits and other functions?

AirTran pay scales, health, dental and other benefits and seniority rules will remain in effect through next year. Until close of the deal, all current AirTran vacation, sick and payroll policies will remain in effect. Southwest has agreed to recognize all vacation and sick leave balances for all Crew Members after the close of the transaction.

And what about seniority integration?

We all realize this is a very important consideration; we are confident that seniority integration will be handled in a fair and equitable manner. Seniority integration for work groups covered by union contracts will be based on the terms of the labor contract and prevailing law.

How long would it take for labor and operational integration?

We believe we can integrate the companies fairly quickly. We have synergies in our fleet and very complementary route networks. We will work with the FAA to develop an operations integration plan with the goal of completing it at the earliest practical time.

How many employees does Southwest Airlines have?

As of June 30, 2010, Southwest had more than 34,500 employees.

Will Southwest continue to serve all the AirTran cities?

This transaction is a strategic growth opportunity for Southwest and will create an even stronger national low fare network. AirTran serves or has announced service to 72 airports, Southwest currently serves 69 with three additional markets coming online in 2011. Of those, there are 32 common airports. That leaves a number of cities, including Atlanta, San Juan, Mexico and the Caribbean that are unique to AirTran and new for Southwest. The vast majority of our markets, if not all, will continue to be served – and likely receive much more service – from the combined company.

What does today’s announcement mean for customers?

More…more flights, more low fares to more destinations, more opportunities to earn credits in our frequent flyer program. Both AirTran and Southwest have a long history of stimulating demand with low fares and excellent service – the combination of our two companies will increase growth opportunities and expand the economic benefits in the communities that we serve today and even more cities throughout the U.S., Mexico and Caribbean going forward.

What about the A+ Rewards program?

Just as Southwest has worked hard to earn the loyalty of their customers, so have we. We have very similar programs in terms of earning and redeeming flight credits. How the programs will combine is one of the many details that will be worked out in the integration process in the months ahead. Members in both programs will benefit from a larger network on which to earn credits and redeem credits.

How will this impact ticket prices?

Until the transaction receives all necessary approvals, AirTran Airways is and will continue to operate as an independent company. To that end, nothing changes with regard to decisions we make on schedules, fares and other aspects of daily operations. AirTran remains committed to safety, quality, low fares and excellent service.

What about the AirTran fleet, particularly the 717?

The B-717 will be an important part of the combined company and will play a key role in the Southwest’s network expansion and diversification, particularly as it relates to serving smaller communities.

What will happen to our existing aircraft orders?

Nothing changes with our aircraft orders. Next year we will take delivery of two more B717s and five B737s – with another 45 B737s scheduled for delivery through 2017.

What happens to flights at: ATL, BWI, MCO and MKE?

Remember, until the transaction receives all approvals, we will continue to operate as an independent company. As such we will continue to develop our main hubs at ATL and MKE, as well as our focus cities at BWI and MCO. We’ve recently announced new service between TPA and SJU and will continue to pursue our independent strategic growth plan until the transaction closes.

Ultimately, combining our networks will create new flying opportunities in many key cities. The Southwest route network is very complementary to ours and will provide new growth potential from our focus cities and hubs. The combined company will have greater resources that will allow new expansion that neither carrier could undertake today.

What about AirTran’s service to San Juan, Cancun and the Caribbean?

This service will continue uninterrupted – Mexico and the Caribbean expansion will continue to be an important and exciting part of our growth and the growth of the combined company.

How many airports have both AirTran and Southwest today? How will we combine facilities and operations?

Southwest Airlines and AirTran Airways jointly serve 32 airports. Combining operations will be an important focus of the integration teams – a number of Crew Members from both companies will participate in that process.

How do we interact with Southwest employees?

Remember, until we reach the closing date of the transaction, AirTran will continue to operate as an independent company and a competitor to Southwest. We should continue to interact with Southwest as we always have – with good humor and professionalism. At some point following closing we will begin the process of moving from competitors to co-workers and then focus on the exciting growth potential of the combined company.

What about pass policies?

All AirTran pass polices will remain the same through the close of the transaction, with the possible exception of one. Yes, Southwest employees may wear jeans while on pass travel-—please watch for a possible change to our non-revenue dress code policy.

How can I keep up with the progress and developments of our deal with Southwest?

There will be numerous communications in the weeks and months ahead, the most updated, reliable resource is the special Web site, www.LowFaresFarther.com as well as www.InsideAirTran.com – register for notification updates at both.

Important Information For Investors And Stockholders

This Communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. AirTran and Southwest also plan to file other documents with the SEC regarding the proposed transaction. AIRTRAN URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AirTran and Southwest, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “About AirTran” then under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415.

AirTran, Southwest and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 2, 2010. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect AirTran’s and Southwest’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, AirTran’s and Southwest’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Shareholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of AirTran and Southwest and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive AirTran’s required stockholder approval or required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the significant capital commitments of AirTran and Southwest, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

AirTran cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in AirTran’s and Southwest’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning AirTran, Southwest, the proposed transaction or other matters and attributable to AirTran or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

AirTran undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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